THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

MBZ Parts Investment Agreement

This investment agreement ("***Agreement***") is entered into on [EFFECTIVE DATE] between the following parties: MBZ Parts, a California corporation ("***Company***"), and [Investor Name] ("***Investor***").

1. **OFFERING BACKGROUND AND TIMELINE.**

   a. **Crowdfunding Campaign.** Company is conducting an investment crowdfunding campaign through Wefunder, a crowdfunding intermediary whose website is wefunder.com (the "***Portal***"). The Company is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission, among other materials related to the Offering made available on the Portal, which may be amended from time to time.

   b. **Share Price.** The Company is offering preferred shares ("***Shares***") at a purchase price of $2.40 per share for the first $79,999.20 invested by subscribers through the Portal, and thereafter at a purchase price of $2.50 per share, however, Investor will become an investor in Company *indirectly* through purchasing an interest in *an LLC ("**SPV**") formed to hold the Shares in Company for the benefit of Investor. The sole purpose of the SPV is to hold Shares for subscribers to the Offering. Investor will not own any Shares in the Company directly, but rather, Investor will own an interest in the SPV and the SPV will be a shareholder in the Company. Investor's investment in said SPV will herein be referred to as the "Securities."*

   c. **Investment deadline.** The Company has set a deadline for investment pursuant

to this Offering on the Portal (“***Offering Deadline***”) and such deadline may be extended in the sole discretion of the Company.

d. **Closing.** Subject to the conditions described in the subsequent paragraph, the closing of the sale and purchase of the Securities pursuant to this Agreement (the “***Closing***”) shall take place through the Portal within five (5) business days after the investment deadline (“***Offering Deadline***”) as posted on the Portal for the Company's Offering (the “***Closing Date***”).

e. **Closing Conditions.** The Closing is conditioned upon satisfaction of all the following conditions:

   i. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount (as defined in paragraph (g) below);

   ii. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

   iii. the representations and warranties of the Company and of the undersigned contained in this Agreement shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

f. **Termination of Offering.** The undersigned understands that the Company may terminate the Offering at any time for any reason until the Closing of the Offering. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

g. **Minimums and Maximums**. The minimum amount of money the Company needs to raise on the Portal in order to successfully Close the Offering is $50,001.60 (“***Target Offering Amount***”). The maximum amount of investment the Company will accept during this Offering is $299,999.20 (“***Maximum Offering Amount***”). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, then either (i) the Company will extend the Offering Deadline or (ii) no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to Investor. If the Offering is oversubscribed above the Target Offering Amount then the Company will sell Securities on a basis to be determined by the Company. The Company reserves the right to Close the offering anytime and for any reason after reaching the Target Offering Amount and prior to reaching the

Maximum Offering Amount. The Company may also continue the Offering after Closing of the sale of Securities purchased pursuant to this Agreement, but in any circumstance, the Company will not sell securities in excess of the Maximum Offering Amount in the course of this Offering. Per investor, there is a $200 minimum investment and a maximum investment limits as set by law based on investor's financial condition.

h. **Cancellation by Investor.** Investor may cancel an investment commitment until 48 hours prior to the Offering Deadline. The Portal will notify Investor when the Target Offering Amount has been met.

i. **Early Closing.** If an issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

j. **Release of Funds to Company.** If Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon Closing and the Investor will receive Securities in exchange for his or her investment.

k. **Changes in Offering**. Company reserves the right to change the terms of the Offering prior to Closing. Should the terms of the Offering change, the Offering Deadline will be extended if practical, and Investor will have the opportunity to cancel their investment or reconfirm their investment in accordance with the changes.

2. **SECURITIES PURCHASED**.

a. **Offering Documents.** The undersigned, has received, read, and understood the offering documents, including the components listed in this section (the "**Offering Documents**") as presented on Wefunder.com pursuant to Company's Offering.

i. MBZ Parts Amended and Restated Articles of Incorporation

ii. MBZ Parts Bylaws

iii. MBZ Parts financial statements

iv. SEC Form C and accompanying materials posted on the Platform, including the document titled Risk Factors

v. This Investment Agreement

b. Investor hereby applies to become an investor in the Securities.

c. This Agreement shall become effective upon Closing, and once Company has received payment in full from Investor.

d. This Agreement is not transferable or assignable by Investor without consent of Company, which consent Company may withhold for any reason.

e. This Agreement, on acceptance by Company, shall be binding on the heirs, executors, administrators, successors, and assigns of Investor.

f. **Restrictions on Transfer.** The Securities issued in this transaction are subject to 17 C.F.R. § 227.501 and as such may not be transferred by any purchaser of these securities during the one-year period beginning when the Securities were issued to Investor, unless such securities are transferred to any of the following:

    i. Company,

    ii. an accredited investor,

    iii. as part of an offering registered with the Securities and Exchange Commission; or

    iv. to a member of the family of Investor or the equivalent, to a trust controlled by Investor, to a trust created for the benefit of a member of the family of Investor or the equivalent, or in connection with the death or divorce of Investor or other similar circumstance.

3. **INVESTOR'S REPRESENTATIONS AND WARRANTIES.** Investor represents and warrants as follows:

a. This Agreement has been duly executed and delivered by Investor and constitutes the legal, valid, binding, and enforceable obligation of Investor.

b. Investor represents that Investor has full power and authority to enter into this Agreement.

c. Investor understands that Investor is purchasing an interest in SPV which will hold Shares in the Company on Investor's behalf. The sole purpose of the SPV is to hold Shares in the Company on behalf of investors to lessen the burden of the Company in managing a large number of small shareholders. Therefore, Investors does not hold all rights ordinarily held by shareholders of a corporation pursuant to the corporation laws of the State of California (such as rights to attend an annual shareholders' meeting, among other rights). Investor understands that the Company has appointed a "Lead Investor" to represent investors to the Company and that Investor may be bound by decisions made by that Lead Investor regarding shareholder voting and other corporate matters.

d. Investor acknowledges and understands that Company is relying on exemptions from registration or qualification of the securities offered herein, therefore, the Offering Documents have not been reviewed or approved by any securities regulators.

e. The Company will pay the Portal a commission equal to 7.5% of gross monies

raised in the Offering. Otherwise, no broker, finder, or investment banker is entitled to any fee or commission in connection with the transactions contemplates hereby based on arrangements made by or on Investor's behalf. This provision does not prohibit the Company from engaging a broker to assist in selling the Securities, however, any such arrangement will be fully disclosed to Investor.

f. Investor has read and is familiar with this Agreement and the Offering Documents. Further, Investor has carefully reviewed and understands the risks of, and other considerations relating to, a purchase of the stock in the Company. Investor recognizes that an investment in the Company's business is highly speculative and involves a high degree of risk, including those risks described in the Offering Documents under the heading Risk Factors. Further, Investor acknowledges that while Company has attempted to thoroughly describe all foreseeable risks related to this investment in the statement of Risk Factors provided to Investor, that Company may not have been able to fully anticipate all possible risks and Company is relying in part of Investor's good judgment or Investor's reliance on professional advisors in evaluating the merits and risks of this investment.

g. Investor understands that this is a highly illiquid investment and Investor represents that he/she/they/it has adequate means of providing for his/her/their/its current needs and personal contingencies, and could afford to lose the entire amount of this investment. Further, Investor understands that there are no guarantees of financial return on investment in this offering and that Investor is risking the loss of the entire investment made pursuant to this Agreement.

h. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

i. Investor understands that Company will use and rely upon all of the representations, warranties, and information provided herein.

j. Investor believes he/she/they/it have had sufficient opportunity to ask questions of Company and to receive all material information necessary for making an informed investment decision with regards to purchase of Securities under this Agreement. Investor has sufficient knowledge, skill, and experience in business and finance to evaluate the merits of this investment.

k. Investor is not relying on the Company nor any of its officers, directors, or shareholders for independent legal, accounting financial, or tax advice in connection with Investor's evaluation of the risks and merits of investment, nor the consequences and risks of the investment. Furthermore, Investor has had the opportunity to seek independent legal, financial, and tax advice regarding this

investment.

l. **HIGH RISK INVESTMENT**. **THE UNDERSIGNED INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

m. Investor is purchasing this investment for his/her/their/its own account and not with intention of resale. The undersigned understands that the Company has no obligation or intention to register any of the Securities or Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if the Securities or Shares become freely transferable, a secondary market in the Securities or Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

n. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

o. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

4. **COMPANY REPRESENTATIONS.** Company represents and warrants as follows:

   a. **Corporate Power.** The Company has been duly incorporated as a corporation under the laws of the State of California.

   b. **Enforceability.** This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as

limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. **Valid Issuance.** The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. **No Conflict.** The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

5. MISCELLANEOUS PROVISIONS.

a. **Choice of law.** This Agreement shall be construed in accordance with and governed by the laws of the State of California. With respect to any legal action or proceeding related to this Agreement or to any offers and sales of stock in the Company, parties agree to submit to the jurisdiction of the state and federal courts having jurisdiction over the city and county where Company's principal office is located.

b. **Mediation.** Should any legal dispute arise between parties pertaining to this Agreement, parties shall submit that dispute to mediation by a mediator experienced in business law disputes, agreed upon by all parties, before any legal proceeding in court or arbitration may be initiated. The parties will share equally in the costs of mediation. The mediation shall continue until the parties have resolved their dispute, until the parties have mutually agreed that a resolution by mediation is not possible, or until a finding by the mediator that a resolution by mediation is not possible.

c. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any

and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

d. **Entire Agreement.** This Agreement represents the entire agreement between the parties with respect to the purchase of stock by Investor and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement.

e. **Consent to Email Notices.** By signing this Agreement, Investor consents to electronic notices for all purposes pertaining to Investor's business dealings with MBZ Parts and the SPV, including notices pursuant to this Agreement, among other things. SPV may withdraw its consent to electronic communication at any time upon written notice to the corporation directed to the Secretary or CEO of the corporation via email or US mail. Investor may not withdraw consent to electronic communication except as prescribed by any applicable law. If any party's email or mailing address changes, it is that party's responsibility to notice the others.

f. **Waiver.** Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent the party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party's right to assert any other legal remedy available to it.

g. **Severability.** Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

h. **Amendment of Agreement.** This Agreement may only be amended by a written instrument signed by all parties.

i. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

j. **Electronic Execution and Delivery.** A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by electronic signature (*e.g.* DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

MBZ Parts Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited